Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-2334

April 27, 2012

VIA EDGAR

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trust: Sterling Capital Funds
File Nos.:	033-49098 and 811-06719
Filing Type:	Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A
Filing Date:	February 28, 2012

Dear Mr. Di Stefano:

This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust”) with respect to its series, Sterling Capital Equity Index Fund (the “Fund”), filed on February 28, 2012. These comments and the responses thereto are set forth below.

Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Comment 1:	In the Prospectuses, please insert a line item in the Fee Table for the fee waiver if applicable.

Response:	A line item for a fee waiver was not inserted in the Fee Table because no fee waiver is in effect for the Fund. The line item “Total Annual Fund Operating Expenses After Fee Waiver or Expense Reimbursement” has been removed.

Comment 2:	In the Prospectuses, please confirm based on the Master Portfolio’s investments whether derivatives are a principal or non-principal strategy. If they are a principal strategy update the disclosure accordingly.

Response:	The Master Portfolio currently does not intend to invest in derivative instruments as part of its principal investment strategy. Disclosure regarding investment in derivatives has been left in under “Non-Principal Strategies” and “Non-Principal Risks” in the Prospectuses.

Mr. Vincent Di Stefano	April 27, 2012

Comment 3:	In the Statement of Additional Information, the Fund’s second through sixth fundamental investment restrictions provide that the Fund may engage in a particular practice “to the extent permitted by the 1940 Act, or the rules and regulations thereunder as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretation of such statute, rules or regulations.” Please provide adjacent narrative disclosure regarding what is currently permitted pursuant to this disclosure.

Response:

The Trust has added adjacent narrative disclosure regarding the second fundamental investment restriction on concentration.

The Trust respectfully notes that adjacent narrative disclosure is included at the end of the list of fundamental investment restrictions with respect to the third and fourth fundamental investment restrictions on senior securities and borrowing. In addition, the third non-fundamental investment restriction describes additional restrictions on the Fund’s ability to borrow.

The Trust respectfully declines to make the requested change with respect to the fifth and sixth fundamental investment restrictions on commodities and underwriting securities. Given the Fund’s characteristics, the Trust is concerned that the requested additional disclosure would potentially confuse investors. It is noted that the current disclosure in the Fund’s Statement of Additional Information regarding policies on underwriting securities of other issuers and purchasing or selling real estate or commodities is mandated by specific requirements of the Investment Company Act of 1940, as amended. However, the Fund invests all of its assets in the Master Portfolio and presently does not intend to engage in the activities subject to this comment. In these circumstances, the Trust believes that additional disclosure regarding the noted activities could be confusing and distracting to investors.

Comment 4:	In the Statement of Additional Information, please explain supplementally why the third non-fundamental investment restriction is included as a non-fundamental investment restriction.

Response:	As noted in the Statement of Additional Information, the fundamental investment restrictions of the Fund have been adopted to allow the Fund to react quickly to changes in law or new investment opportunities in the securities markets. However, the Fund has also adopted non-fundamental investment restrictions, such as the third non-fundamental investment restriction, that are intended to describe additional restrictions on the Fund’s investments.

If you have any further questions or comments, please do not hesitate to call me at (415) 315-2334.

Sincerely,

/s/ Alexandra Oprescu
Alexandra Oprescu

cc:	Thomas R. Hiller, Esq.

Alan G. Priest, Esq.

Molly Moore, Esq.